Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 21, 2012

Press Release

For immediate release	Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

BARCLAYS BANK PLC ANNOUNCES REVERSE SPLIT OF IPATH® S&P 500 VIX SHORT-TERM FUTURES™ EXCHANGE TRADED NOTES

New York, NY, September 21, 2012 – Barclays Bank PLC announced today that it will implement a 1 for 4 reverse split of its iPath® S&P 500 VIX Short-Term FuturesTM Exchange Traded Notes (the “ETNs”) effective Thursday, October 5, 2012. The ETNs trade on the NYSE Arca under the ticker symbol VXX and on the Toronto Stock Exchange (“TSX”) under ticker symbols VXX and VXX.U. Barclays Bank PLC has the right (but not the obligation) to initiate such a reverse split if the closing indicative value of the ETNs falls below $25.00 on any business day, as described in the pricing supplement relating to the ETNs. On September 21, 2012, the closing indicative value of the ETNs was $8.71.

The record date for the reverse split will be the close of business, New York time, on October 4, 2012. The closing indicative value of the ETNs on the record date will be multiplied by four to determine the reverse-split adjusted value of the ETNs. The reverse split will be effective at the open of trading on October 5, 2012 and the ETNs will begin trading on the NYSE Arca and the TSX on a reverse-split adjusted basis on such date. The reverse-split adjusted ETNs will have a new CUSIP, but will retain the same ticker symbols.

Investors who, as of the record date, hold a number of ETNs that is not divisible by four will receive one reverse-split adjusted ETN for every four ETNs held on the record date and a cash payment for any odd number of ETNs remaining (the “partials”). The cash amount due on any partials will be determined on October 12, 2012, based on the closing indicative value of the reverse-split adjusted ETNs on such date and will be paid by Barclays Bank PLC on October 17, 2012.

For more information regarding the reverse split process, see the pricing supplement relating to the ETNs under the heading “Valuation of the ETNs—Split or Reverse Split” and the Frequently Asked Questions document “iPath® ETNs Splits and Reverse Splits.” The pricing supplement can be found on EDGAR, the SEC website at: www.sec.gov. The pricing supplement and Frequently Asked Questions are also available on www.iPathETN.com.

Barclays moves, lends, invests and protects money for customers and clients worldwide. With over 300 years of history and expertise in banking, we operate in over 50 countries and employ over 140,000 people.

We provide large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Our clients also benefit from access to the breadth of expertise across Barclays. We’re one of the largest financial services providers in the world, and are also engaged in retail banking, credit cards, corporate banking, and wealth and investment management.

Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC.

For more information, visit www.barclays.com

Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

iPath ETNs

For further information about the iPath ETNs go to: http://www.iPathETN.com.

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Your ETNs Are Not Linked to the VIX Index: The value of your ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than your ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM” and “S&P 500 VIX Short-Term Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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